1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 26, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2006 Annual General Meeting ("AGM") of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on Friday, May 18, 2007 at the Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (the "PRC") for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the Report of the Directors of the Company for the year ended December 31, 2006;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year ended December 31, 2006;

3.	To consider and approve the report of the independent auditor and the audited financial statements of the Group and of the Company for the year ended December 31, 2006;

4.

To consider and approve the proposal for profit distribution for the year ended December 31, 2006 that the Company will after completion of the proposed A share listing and the acquisitions of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co. Ltd. by the Company declare the final dividend for the year 2006.

5.	To authorize the Board of Directors to determine the remuneration of the Directors and Supervisors of the Company for the year ending December 31, 2007;

6.

To consider and approve the termination of office as a whole for the second Board of Directors in advance upon the conclusion of the forthcoming AGM; to consider and approve 7 directors among them to be appointed to the third Board of Directors; and to consider and approve 2 new director candidates nominated by the Company to be appointed to the third Board of Directors to replace 2 directors who will resign from their respective offices upon the conclusion of the forthcoming AGM. Details are set out as follows:

Effective date for
	Termination date	re-appointment/
	in advance	new appointment
Re-appointed/newly	for the 2nd session	for the 3rd session
appointed directors	of the Board	of the Board	Expiry date of office

Executive directors
Xiao Yaqing,	Upon conclusion of	Upon conclusion of	Upon conclusion of the
Luo Jianchuan,	the forthcoming AGM	the forthcoming AGM	2009 annual general meeting
Chen Jihua,			(in or around June 2010)
Zhang Chengzhong

Non-executive directors
Joseph C. Muscari	Upon conclusion of	Not offer himself	-
	the forthcoming AGM	for re-election

Helmut Wieser	-	Upon conclusion of	Upon conclusion of the
(to be elected)		the forthcoming AGM	2009 annual general meeting
(in or around June 2010)

Shi Chungui	Upon conclusion of	Upon conclusion of	Upon conclusion of the
	the forthcoming AGM	the forthcoming AGM	2009 annual general meeting
(in or around June 2010)

Independent
non-executive directors
Poon Yiu Kin, Samuel,	Upon conclusion of	Upon conclusion of	Upon conclusion of the
Kang Yi	the forthcoming AGM	the forthcoming AGM	2009 annual general meeting
(in or around June 2010)

Wang Dianzuo	Upon conclusion of	Not offer himself	-
	the forthcoming AGM	for re-election

Zhang Zuoyuan	-	Upon conclusion of	Upon conclusion of the
(to be elected)		the forthcoming AGM	2009 annual general meeting
(in or around June 2010)

Please refer to the annexure for biographical details of the directors who stand for re-appointments or new appointments.

7.

To consider and approve the termination of office as a whole for the second Supervisory Committee in advance upon the conclusion of the forthcoming AGM; and to consider and approve 3 former supervisors to be appointed to third Supervisory Committee. Details are set out as follows:

Effective date for
	Termination	re-appointment/
	in advance	new appointment
	for the second session	for the third session	Expiry date of
	of the Supervisory	of the Supervisory	office
Supervisors	Committee	Committee

Ao Hong,	Upon conclusion of	Upon conclusion of	Upon conclusion of the
Yuan Li,	the forthcoming	the forthcoming	2009 annual general meeting
Zhang Zhankui	AGM	AGM	(in or around June 2010)

Please refer to the annexure for biographical details of the supervisors who stand for re-appointments.

8.

To consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Chinese Characters) as the Company's independent auditors and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors to determine their remuneration;

9.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 10 per cent or more of the shares carrying the right to vote at such meeting.

SPECIAL RESOLUTIONS

10.	To consider and, if thought fit, approve the following resolution by way of special resolution:

"THAT:

(1)

there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a)

such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b)

the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed 20 percent of the aggregate nominal amount of the H Shares in issue as at the date of this Resolution; and

(c)

the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

FOR THE PURPOSES OF THIS RESOLUTION:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c)

increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

11.	To consider and approve the following resolution by way of special resolution:

"THAT:

(1)

the Company be approved to issue short-term bonds (the "Short-term Bonds") in the PRC with a principal amount of up to RMB 5 billion with effect from the date when approval from the Company's shareholders is obtained and expiring at the conclusion of the annual general meeting of the Company for the year ending December 31, 2007 (the "Proposed Short-term Bond Issue");

(2)

the Chairman (the "Chairman") of the board of directors of the Company (the "Board") or any person authorized by the Chairman be authorized to determine and finalise the terms and conditions of the Proposed Short-term Bond Issue and any relevant matters in relation to the same based on the needs of the Company and the market conditions at the time of the issuance, including determining and finalizing the final principal amount and interest rates of the Short-term Bonds; and

(3)

the Board be authorized to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Short-term Bond Issue or any matter incidental thereto."

As at the date hereof, the Directors are Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Zhang Chengzhong, (Executive Directors), Mr. Shi Chungui, Mr. Joseph C. Muscari (Non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

By order of the Board of Directors Xiao Yaqing Chairman

Beijing, PRC March 26, 2007 Notes:

(a)

The H Share register of members of the Company will be closed from Thursday, April 19, 2007 to Friday, May 18, 2007 (both days inclusive), during which period no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Wednesday, April 18, 2007, are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited, the H Share registrar of the Company, is as follows:

46/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(b)

Holders of Domestic Shares or H Shares, who intend to attend the AGM, must complete the reply slips for attending the AGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the AGM, i.e. no later than Friday, April 27, 2007.

Details of the Secretary Office to the Board of Directors of the Company are as follows:
No. 62 North Xizhimen Street
Haidian District
Beijing
People's Republic of China
Postal code:100082
Tel:	86-10-8229 8103
86-10-8229 8162
Fax:	86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for 2006.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Secretary Office to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

* For identification only

ANNEXURE

The biographical details of each of the directors who stand for re-appointment or new appointment are set out below:

Xiao Yaqing, 48, is the Chairman of the Board and Chief Executive Officer of the Company. He has been employed by the Company since 2004. Mr. Xiao is the Chairman of the Remuneration and Nomination Committee of the Board of the Company and is also the president of Chinalco. Mr. Xiao graduated from Central South University of Industry in 1982 majored in pressure processing. Mr. Xiao is a professor-grade senior engineer. Mr. Xiao has substantial academic achievement as well as more than twenty years' extensive practical experience in the fields of metallic materials and management. He formerly served as the engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He had also served as the General Manager of Northeast Light Alloy Corporation Limited, the plant manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Southwest Aluminum (Group) Co., Ltd. and a Deputy President of Chinalco.

The remuneration of Mr. Xiao Yaqing for the year ended December 31, 2006 was RMB1,395,000 inclusive of a discretionary bonus of RMB622,000.

Luo Jianchuan, 44, is an Executive Director and Senior Vice President of the Company. He has been employed by the Company since 2001. Mr. Luo is a senior engineer with about 20 years of experience in nonferrous metal import and export trading management and extensive professional experience in trading and corporate management. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, a Manager of Haikou Nanxin Industry & Commerce Corporation, an Assistant to the General Manager of Jinpeng Mining Development Corporation, a Deputy General Manager and the General Manager of Beijing Xinquan Tech-trading Corporation, an Assistant to the General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, the Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, the General Manager of China Aluminum International Trading Corporation Limited and the General Manager of the Operations and Sales Division of the Company.

The remuneration of Luo Jianchuan for the year ended December 31, 2006 was RMB925,000, inclusive of a discretionary bonus of RMB351,000.

Chen Jihua, 39, is an Executive Director, Vice President and Chief Financial Officer of the Company. He has been employed by the Company since 2001. Mr. Chen holds a Master's degree from Central University of Finance and Economics. Mr. Chen has participated in a wide range of corporate and financial management projects. He formerly served as the Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, the Financial Controller of Red Bull Vitamin Beverages Company Limited and the Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited. He also formerly served as the Financial Controller with Jitong Network Communications Company Limited.

The remuneration of Chen Jihua for the year ended 31 December 2006 was RMB807,000, inclusive of a discretionary bonus of RMB282,000.

Zhang Chengzhong, 47, is an Executive Director and Vice President of the Company and has been employed by the Company since 2001. Mr. Zhang holds a Master's degree in Metallurgy Engineering. He is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang previously served as a Deputy Head and then Head of the alumina production facility of the Shanxi Aluminum Plant of the Company, a Deputy Head and then the Head of the research institute affiliated with the Shanxi Aluminum Plant as well as the Deputy Factory Manager and then the Head of the Shanxi Aluminum Plant.

The remuneration of Zhang Chengzhong for the year ended December 31, 2006 was RMB807,000, inclusive of a discretionary bonus of RMB282,000.

Helmut Wieser (a director candidate to be elected at the AGM), aged 53, is an Executive Vice President of Alcoa Inc. and Group President responsible for Alcoa's global mill products, rigid packaging and hard alloy extrusion businesses. He also oversees Alcoa's businesses in the Asia Pacific region. In addition, Helmut is a member of the Alcoa Executive Council. He joined Alcoa in 2000 as vice president, operations for Alcoa's flat-rolled products group in Europe based in Geneva and a year later was named President of the group. He was elected vice president of the corporation in 2004, when he was named president of the North American and European Mill Products organization, and was elected executive vice president in 2005. Prior to joining Alcoa, Mr. Wieser was an executive member of the board and chief operating officer of Austria Metal Group. Helmut received a master's degree in mechanical engineering and economics in 1981 from the University of Graz.

Shi Chungui, 67, is a Non-executive Director of the Company and a member of the Expert Advisory Committee of China Cinda Asset Management Corporation. He has been employed by the Company since 2005. Mr. Shi is a senior economist. He graduated from Northeast University of Finance and Economics and majored in accounting. He has extensive experience in finance, government and corporate management. Mr. Shi was previously the Head of Commerce Bureau of Qinhuangdao City, Hebei Province, the Standing Deputy Mayor of Qinhuangdao City, Hebei Province, the President of Hebei Branch of China Construction Bank, the President of Beijing Branch of China Construction Bank, a Deputy President of the Head Office of China Construction Bank and a Deputy President of China Cinda Asset Management Corporation.

The remuneration of Shi Chungui for the year ended December 31, 2006 was RMB150,000.

Poon Yiu Kin, Samuel, 47, is an Independent Non-Executive Director of the Company. Mr. Poon was appointed as the Independent Non-Executive Director of the Company in 2005. He holds a Master of Business Administration degree from London Business School and a Bachelor's degree in Business Administration from The Chinese University of Hong Kong. Mr. Poon is also an Independent Non-Executive Director of Yue Yuen Industrial (Holdings) Limited and a member of Executive Committee and Honorary Treasury of English Schools Foundation. He is also a member of Advisory Committee of the Hong Kong Securities and Futures Commission and Joint Committee on Student Finance of Education and Manpower Bureau, and an adjunct Professor of Beijing University, National Chengchi University of Taiwan and The Chinese University of Hong Kong. Mr. Poon formerly served as a Managing Director as well as various positions in Merrill Lynch, including as the co-head of corporate finance and head of debt capital markets of the Asia Pacific region, and head of corporate finance of Europe, the Middle East and Africa.

The remuneration of Poon Yiu Kin, Samuel for the year ended December 31, 2006 was RMB266,000.

Kang Yi, 66, is an Independent Non-Executive Director of the Company. Mr. Kang was appointed as an Independent Non-Executive Director of the Company in 2004. Mr. Kang graduated in 1965 from Central South University of Industry majoring in the metallurgy of nonferrous metals, and is a professor-grade senior engineer. Mr. Kang is the Chairman of the China Non-ferrous Metals Industry Association. He is also a member of the national Committee of the Chinese People's Political Consultative Conference ("CPPCC"), a member of the China Association for Science and Technology, the Chairman of Non-ferrous Metals Society of China and an Independent Non-Executive Director of Jiangxi Copper Company Limited and Baotou Aluminum Corporation Limited. Mr. Kang once served as the factory manager of Qingtongxia Aluminum Plant, the Head of the Economic Committee of Ningxia Hui Autonomous Region, a Deputy General Manager of China Non-ferrous Metals Industry Corporation, and a Deputy Head of the State Non-ferrous Metals Industry Bureau.

The remuneration of Kang Yi for the year ended December 31, 2006 was RMB266,000.

Zhang Zuoyuan (a director candidate to be elected at the AGM), aged 73, is a member of Academy of Chinese Academy of Social Sciences and a researcher of Institute of Economics. He graduated from the Faculty of Economics of Zhongnan University of Economics and Laws and had served as assistant researcher, deputy researcher and researcher of the Institute of Economics the in Chinese Academy of Sciences; director and researcher of the Institute of Finance, Trade and Economics; director and researcher of the Institute of Industrial Economics, and director and researcher of the Institute of Economics. He had also been a tutor of doctorate students and chief editor of Finance & Trade Economics and Economics Research Journal. Mr. Zhang has extensive professional experience in the political and economics fields, pricing and marketing. He is a member of the Ninth and Tenth Sessions of Chinese People's Political Consultative Conference, deputy director of China Association of Pricing, China Society of Urban Economy and Chinese Society for Urban Studies, director of Chinese Society for Cost Studies and Secretary-General of Foundation of Sun Ye Fang Economics and Science (Chinese Characters).

Subject to shareholders' approval for their respective re-appointments or new appointments, each of Xiao Yaqing, Luo Jianchuan, Chen Jihua, Zhang Chengzhong, Helmut Wieser, Shi Chungui, Poon Yiu Kin, Samuel, Kang Yi and Zhang Zuoyuan will enter into a service contract with the Company for a term of 3 years. Either party to each service contract will be entitled to terminate the service contract by giving not less than 3 months' written notice to the other party. The remuneration of each of Xiao Yaqing, Luo Jianchuan, Chen Jihua, Zhang Chengzhong, Helmut Wieser (to be elected), Shi Chungui, Poon Yiu Kin, Samuel, Kang Yi and Zhang Zuoyuan (to be elected) for the year ending December 31, 2007 will be determined by the Remuneration Committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the Directors are aware and save as disclosed above, each of Xiao Yaqing, Luo Jianchuan, Chen Jihua, Zhang Chengzhong, Helmut Wieser, Shi Chungui, Poon Yiu Kin, Samuel, Kang Yi and Zhang Zuoyuan did not hold any directorships in other public listed companies in the last 3 years. Save as disclosed above, each of them does not have any relationship with any other Directors, Supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Company has received a confirmation of independence from each of Poon Yiu Kin, Samuel, Kang Yi, Zhang Zuoyuan pursuant to Rule 3.13 of the Hong Kong Listing Rules and on this basis, the Company considers them to be independent.

In relation to the re-appointment of each of Xiao Yaqing, Luo Jianchuan, Chen Jihua, Zhang Chengzhong, Shi Chungui, Poon Yiu Kin, Samuel, Kang Yi and the new appointments of Helmut Wieser and Zhang Zuoyuan as directors of the Company respectively, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The biographical details of each of the supervisors who stand for re-appointment are set out below:

Ao Hong, 46, is a Vice President of Chinalco. Mr. Ao graduated from Kunming University of Science and Technology and majored in Metallurgy. He holds a Master's degree and is a professor-grade senior engineer with extensive experience in non-ferrous metals research, corporate management, corporate governance and internal control. Mr. Ao formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Ao Hong did not receive any remuneration as a Supervisor of the Company for the year ended 31 December 2006.

Yuan Li, 49, is a Supervisor elected as the employee representative of the Company and a Deputy General Manager of the Corporate Culture Department of the Company. He has been employed by the Company since 2001. Mr. Yuan is an engineer with extensive administrative and managerial experience. He formerly served as a Deputy Head of the General Management Office of the General Office of China Non-ferrous Metals Industry Corporation, the head of the Department of Research and Investigation as well as the Chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and Deputy Head of the Department of Political Affairs and the Head of the Community Union Working Department of Chinalco.

Yuan Li did not receive any remuneration as a Supervisor of the Company for the year ended 31 December 2006.

Zhang Zhankui, 49, is the Deputy Head of the Finance Department of Chinalco. Mr. Zhang is a postgraduate of economic management and a senior accountant. He has extensive experience in corporate finance accounting, fund management, project auditing and business management. Mr. Zhang formerly served as the Head of Finance Division and then Head of the Audit Division of China General Design Institute for Non-ferrous Metals, a Deputy General Manager of Beijing Enfei Tech-industry Group, Head of the Accounting Division of the Finance Department and a Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation, a manager of the Asset and Finance of the Listing Office of Chinalco and Head of the Fund Division of the Finance Department of Chinalco and a manager of the Comprehensive Division of the Finance Department of the Company.

Zhang Zhankui did not receive any remuneration as a Supervisor of the Company for the year ended 31 December 2006.

Subject to shareholders' approval for their respective re-appointments, each of Ao Hong, Yuan Li and Zhang Zhankui will enter into a service contract with the company for a term of 3 years. Either party to each service contract will be entitled to terminate the service contract by giving not less than 3 months' written notice to the other party. The remuneration of each of Ao Hong, Yuan Li and Zhang Zhankui for the year ending 31 December 2007 will be determined by the Remuneration Committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the Directors are aware and save as disclosed above, each of Ao Hong, Yuan Li and Zhang Zhankui did not hold any major office in other public listed companies in the last 3 years. Save as disclosed above, each of them does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In relation to the re-appointment of each of Ao Hong, Yuan Li and Zhang Zhankui as supervisors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary